February 25, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:	United Express Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed February 14, 2019
File No. 333-227194

Dear Sir or Madam:

Below please find management response to the comments in your letter of February 19, 2019.

Form S-1/A filed on February 14, 2018

Financial Statements for the period ended September 30, 2018, page F-11

1. We note that you have updated your unaudited financial statements through the period ended December 31, 2018. Please remove the interim financial statements for the period ended September 30, 2018 located in pages F-12 through F-19.

Response 1. We have removed the interim financial statements for the period ended September 30, 2018.

Unaudited Financial Statements for the Period Ended December 31, 2018, page F-21

2. Please revise to reflect unaudited Statements of Operations and Cash Flows for the six month periods ended December 31, 2018 and 2017, not for the period from July 1, 2017 through June 30, 2018.

Response 2. Unaudited Statements of Operations and Cash Flows has been revised and now reflect the six months period ended December 31, 2018 and six months period ended December 31, 2017.

Sincerely,

/s/ Andrei Stoukan, CEO